Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

ALEXCO RESOURCE CORP.
1920 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

Dec 8, 2006

Item 3.	News Release

The news release was issued in Vancouver, British Columbia on December 8, 2006 via news wire service.

Item 4.	Summary of Material Changes

See attached press release.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Elaine Sanders, Chief Financial Officer, at (604) 633- 4888.

Item 9.	Date of Report

December 8, 2006

News Release –– Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

Alexco Announces Private Placements with Canaccord and NovaGold

December 8, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) has entered into an agreement with Canaccord Capital Corporation (the “Underwriter”), pursuant to which the Underwriter has agreed to purchase 1,684,300 Units on a “bought deal” basis, and to sell on a guaranteed agency basis 1,217,400 flow-through shares at a price of $4.75 per Unit and $5.75 per flow-through share for aggregate proceeds of $15,000,475. Each Unit consists of one common share and one half of one transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at a price of $5.75 per share for a period of 36 months. The Company has also granted the Underwriter an over-allotment option to increase the offering in any combination of Units and flow-through shares for aggregate proceeds of up to $3,000,000 (subject to a maximum of $1,000,000 raised by the issuance of flow-through shares) exercisable up to 48 hours prior to closing.

NovaGold Resources Inc. (TSX, AMEX: NG) will also purchase Units on a non-brokered basis to maintain its pro-rata ownership of the Company. Contemporaneously, the Company may also sell on a non-brokered basis up to $2,000,000 of Units or flow-through shares having the same terms as the above.

The offering is scheduled to close on or about December 28, 2006. The offering is subject to, among other things, receipt by Alexco of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange. The proceeds of the offering will be used for exploration on the Company's mineral properties. The securities sold in the offering will be subject to statutory and Toronto Stock Exchange hold periods.

In consideration for their services, the agent will receive a 6.5% cash commission and a broker warrant exercisable for non-flow-through common shares equal to 6.5% of the number of the Units and flow-through common shares sold in the offering. The broker warrant will be exercisable at a price of $5.00 per share for a period of 18 months following the closing date.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer or Elaine M. Sanders, Chief Financial Officer, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4